TSX: IMG NYSE: IAG	NEWS RELEASE

IAMGOLD REPORTS THIRD QUARTER 2023 RESULTS

All monetary amounts are expressed in U.S. dollars, unless otherwise indicated.

Toronto, Ontario, November 9, 2023 - IAMGOLD Corporation (NYSE:IAG, TSX:IMG) ("IAMGOLD" or the "Company") today reported its financial and operating results for the third quarter ended September 30, 2023.

HIGHLIGHTS:

Operations

• Attributable gold production from continuing operations was 109,000 ounces. Attributable gold production guidance for 2023 is unchanged and is expected to be in the range of 410,000 to 470,000 ounces.

• Revenues from continuing operations were $224.5 million from sales of 116,000 ounces (106,000 ounces on an attributable basis) at an average realized gold price1 of $1,937 per ounce.

• Cost of sales per ounce sold from continuing operations was $1,436, cash cost1 per ounce sold from continuing operations was $1,400 and all-in-sustaining-cost1 ("AISC") per ounce sold from continuing operations was $1,975.

• The Company now expects cash costs1 to be between $1,250 and $1,325 per ounce sold and AISC1 to be between $1,750 and $1,825 per ounce sold for the year, an increase from prior guidance due to the impact of the security situation in Burkina Faso on the supply chain combined with continued elevated costs from the recent inflationary cycle in the industry.

• In health and safety, for the nine months ended September 30, 2023, the Company reported a DARTFR (days away, restricted, transferred duty frequency rate) of 0.36 and a TRIFR (total recordable injuries frequency rate) of 0.66, both with a decreasing trend since the last quarter.

Financial

• Net earnings (loss) attributable to equity holders1 of $(0.8) million or $(0.00) per share and adjusted net loss attributable to equity holders1 of $(4.0) million or $(0.01) per share.

• Net cash from operating activities was $37.5 million. Net cash from operating activities, before movements in non-cash working capital and non-current ore stockpiles1 was $29.3 million.

• Earnings before interest, income taxes, depreciation and amortization ("EBITDA")1from continuing operations was $61.8 million and adjusted EBITDA1 was $57.8 million.

• The Company has available liquidity1 of $1,001.8 million comprised of cash and cash equivalents of $548.9 million and the available balance of the secured revolving credit facility ("Credit Facility") of $452.9 million as at September 30, 2023.

Côté Gold

• As of September 30, 2023, the Côté Gold Project was estimated to be 90.6% complete, with construction progress approximately 92% complete.

• On a 100% basis at the UJV level, the Côté Gold Project incurred project expenditures1 of $317.3 million ($222.0 million at 70%) in the third quarter 2023.

• Since commencement of construction, $2.54 billion ($1.78 billion at 70%) of the planned $2.965 billion ($2.08 billion at 70%) of project expenditures has been incurred. The total expected project expenditures are expected to be in line with the planned $2.965 billion (± 1.5%) and the estimated remaining cost to complete the Côté Gold Project on a 100% basis is $425 million ($298 million at 70%) on an incurred basis assuming a USDCAD rate of 1.35 during the remainder of construction. A portion of the expenditures is expected to be incurred in 2024 during commissioning and ramp up.

• IAMGOLD is expected to fund $325 million during the remainder of construction based on its 60.3% ownership in the Côté Gold unincorporated joint venture.

Corporate

• On April 25, 2023, the Company completed the sale of its 90% interest in the Boto Gold Project in Senegal and its 100% interest in the early-stage exploration properties of Boto West, Senala West, Daorala and the vested interest in the Senala Option Earn-in Joint Venture, also in Senegal ("Senegal Assets") for aggregate gross cash proceeds of $197.6 million. See "Bambouk Assets". On October 26, 2023, the Company received $32.0 million in deferred consideration from the closing of the sale of Senegal Assets.

• On August 1, 2023, the Company entered into an agreement to sell its 100% interest in the Pitangui Project, a greenfield exploration property located in Brazil, as well as its interest in the Acurui Project, to Jaguar Mining Inc. ("Jaguar") via a share purchase agreement. The Company received 6.3 million common shares from Jaguar for an aggregate value of $9.0 million. The Company will also retain a net smelter royalty on both projects.

• On September 21, 2023, the Company announced the retirement of Maryse Bélanger from the Board of Directors (the "Board") for personal reasons and other commitments. Immediately following Ms. Bélanger's retirement, the Board appointed David Smith as Chair of the Board.

• On September 27, 2023, Bruno Lemelin was appointed to the role of Chief Operating Officer, having served as SVP, Operations & Projects since March 2020.

• On November 9, 2023, the Company entered into a one year extension of its Credit Facility extending its maturity to January 31, 2026. As part of the extension, the Credit Facility was reduced to $425 million based on the Company's requirements for a senior revolving facility for its overall business.

• On November 9, 2023, the Company announced the retirement of Ian Ashby from the Board, and the appointment of Anne Marie Toutant as an independent director.

"IAMGOLD finished the quarter with year-to-date production from continuing operations of 329,000 ounces, putting the company well on track to meet its annual production guidance of 410,000 to 470,000 ounces," said Renaud Adams, President and Chief Executive Officer of IAMGOLD. "This performance has been driven by the continued resiliency of our Essakane operating teams as they manage the operation within a geopolitically challenging environment, as well as the continued dedication of the Westwood team as they rebuild and reopen mining areas underground. Despite these achievements, operating costs, particularly in Burkina Faso, remain high as price increases from the prior inflationary period are slow to decline and the higher cost of operating and moving goods within the country remain. At IAMGOLD, we always place the health and safety of our employees first, and we work continuously with a focus on our goal of Zero Harm® - for the people and the places in which we operate."

"At Côté Gold we are nearing the finish line of construction. Pre-commissioning teams are starting to receive hand-off of project elements from construction teams, as activities at site start the shift from major construction to finalization and commissioning. Construction at the end of September was 92% complete, putting the project on track for gold production in the first quarter of next year. It is an exciting time for IAMGOLD as this is a project that is critical for the repositioning of this company, as once online, IAMGOLD will have a significantly higher production base and lower cost profile, providing a strong foundation of cashflow and growth opportunities in Canada."

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QUARTERLY SUMMARY

The following table summarizes certain operating and financial results for the three months ended September 30, 2023 (Q3 2023), September 30, 2022 (Q3 2022) and the nine months ended September 30 (or YTD) 2023 and 2022 and certain measures of the Company's financial position as at September 30, 2023 and December 31, 2022. Financial results of Rosebel include the one month period ended January 31, 2023, prior to the closing of the sale to Zijin Mining Group Co. Ltd. ("Zijin") that was announced on October 18, 2022.

	Q3 2023	Q3 2022	YTD 2023	YTD 2022
Key Operating Statistics
Gold production - attributable (000s oz)
- Essakane	84	115	264	334
- Westwood	25	19	65	49
Total from continuing operations	109	134	329	383
- Rosebel	-	50	25	145
Total gold production - attributable (000s oz)	109	184	354	528
Gold sales - attributable (000s oz)
- Essakane	84	120	265	343
- Westwood	22	18	61	48
Total from continuing operations	106	138	326	391
- Rosebel	-	49	24	147
Total gold sales - attributable (000s oz)	106	187	350	538
Cost of sales[1] ($/oz sold) - attributable
- Essakane	$1,417	$954	$1,249	$860
- Westwood	1,506	1,817	1,674	2,043
Total from continuing operations	$1,436	$1,067	$1,329	$1,007
- Rosebel	-	1,346	949	1,355
Total cost of sales[1] ($/oz sold) - attributable	$1,436	$1,140	$1,303	$1,102
Cash costs[2] ($/oz sold) - attributable
- Essakane	$1,372	$952	$1,201	$858
- Westwood	1,506	1,803	1,667	2,015
Total from continuing operations	$1,400	$1,063	$1,288	$1,001
- Rosebel	-	1,305	949	1,316
Total cash costs[2] ($/oz sold) - attributable	$1,400	$1,126	$1,265	$1,087
AISC[2] ($/oz sold) - attributable
- Essakane	$1,798	$1,248	$1,510	$1,171
- Westwood	2,138	2,208	2,486	2,541
Total from continuing operations	$1,975	$1,448	$1,803	$1,439
- Rosebel	-	1,873	1,358	1,845
Total AISC[2] ($/oz sold) - attributable	$1,975	$1,559	$1,773	$1,550
Average realized gold price[2] ($/oz)
- Continued operations	$1,937	$1,677	$1,934	$1,745
- Discontinued operations	-	1,726	1,905	1,824
Total average realized gold price[2] ($/oz)	$1,937	$1,690	$1,933	$1,766
  Throughout this news release, cost of sales, excluding depreciation, is disclosed in the cost of sales note in the consolidated interim financial statements.
  This is a non-GAAP measure. See "Non-GAAP Financial Measures" disclosure at the end of this news release for a description and calculation of these measures.

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	Q3 2023	Q3 2022	YTD 2023	YTD 2022
Financial Results ($ millions from continuing operations)
Revenues	$224.5	$254.5	$689.5	$751.6
Gross profit	$4.6	$22.8	$74.3	$127.9
EBITDA[1]	$61.8	$(41.3)	$310.8	$195.0
- Continuing operations	$61.8	$52.5	$296.4	$234.4
- Discontinued operations	$-	$(93.8)	$14.4	$(39.4)
Adjusted EBITDA[1]	$57.8	$103.1	$227.9	$350.6
- Continuing operations	$57.8	$82.1	$204.5	$274.6
- Discontinued operations	$-	$21.0	$23.4	$76.0
Net earnings (loss) attributable to equity holders	$(0.8)	$(108.3)	$103.7	$(94.1)
- Continuing operations	$(0.8)	$(45.5)	$98.1	$(51.7)
- Discontinued operations	$-	$(62.8)	$5.6	$(42.4)
Adjusted net earnings (loss) attributable to equity holders[1]	$(4.0)	$(13.7)	$32.6	$6.1
- Continuing operations	$(4.0)	$(22.7)	$18.0	$(20.9)
- Discontinued operations	$-	$9.0	$14.6	$27.0
Net earnings (loss) per share attributable to equity holders - continuing operations	$(0.00)	$(0.10)	$0.21	$(0.11)
Adjusted net earnings (loss) per share attributable to equity holders[1] - continuing operations	$(0.01)	$(0.05)	$0.04	$(0.04)
Net cash from operating activities before changes in working capital[1] - continuing operations	$29.3	$85.4	$106.8	$261.1
Net cash from operating activities	$37.5	$117.7	$89.5	$341.9
- Continuing operations	$37.5	$94.5	$74.1	$244.4
- Discontinued operations	$-	$23.2	$15.4	$97.5
Mine-site free cash flow[1]	$2.1	$58.6	$25.3	$187.3
- Continuing operations	$2.1	$64.9	$19.4	$188.2
- Discontinued operations	$-	$(6.3)	$5.9	$(0.9)
Capital expenditures[1,2] - sustaining	$50.4	$44.3	$131.7	$139.8
Capital expenditures[1,2] - expansion	$207.3	$154.0	$539.9	$404.8
	September 30	December 31	September 30	December 31
	2023	2022	2023	2022
Financial Position ($ millions)
Cash and cash equivalents	$548.9	$407.8	$548.9	$407.8
Long-term debt	$836.0	$918.7	$836.0	$918.7
Net cash (debt)[1]	$(478.1)	$(605.6)	$(478.1)	$(605.6)
Available credit facility	$452.9	$26.6	$452.9	$26.6
  This is a non-GAAP measure. See "Non-GAAP Financial Measures" disclosure at the end of this news release for a description and calculation of these measures.
  Capital expenditures represent incurred expenditures for property, plant and equipment and exploration and evaluation assets, and exclude right-of-use assets.

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OUTLOOK

Operating Performance Outlook

	Actual YTD 2023	Updated Full Year Guidance 2023[1]	Previous Full Year Guidance 2023[2]
Essakane (000s oz)	264	340 - 380	340 - 380
Westwood (000s oz)	65	70 - 90	70 - 90
Total attributable production (000s oz)[3]	329	410 - 470	410 - 470
Cost of sales[3] ($/oz sold)	$1,329	$1,250 - $1,325	$1,125 - $1,175
Cash costs[3,4] ($/oz sold)	$1,288	$1,250 - $1,325	$1,125 - $1,175
AISC[3,4] ($/oz sold)	$1,803	$1,750 - $1,825	$1,625 - $1,700
Depreciation expense ($ millions)	$144.9	$205 - $215	$245 - $255
Income taxes[5] paid ($ millions)	$67.0	$70 - $80	$70 - $80
  The updated full year guidance is based on the following 2023 full year assumptions, before the impact of hedging: average realized gold price of $1,912 per ounce, USDCAD exchange rate of 1.34, EURUSD exchange rate of 1.09 and average crude oil price of $80 per barrel.
  The previous full year guidance is based on the following 2023 full year assumptions, before the impact of hedging: average realized gold price of $1,650 per ounce, USDCAD exchange rate of 1.32, EURUSD exchange rate of 1.10 and average crude oil price of $91 per barrel.
  Consists of Essakane and Westwood on an attributable basis of 90% and 100%, respectively.
  This is a non-GAAP financial measure. See "Non-GAAP Financial Measures".
  The income taxes paid guidance reflects continuing operations and does not include the cash tax obligation arising as part of the Bambouk sales process. See "Bambouk Assets" for additional details.

Production Outlook

Attributable gold production guidance for 2023 is unchanged and is expected to be in the range of 410,000 to 470,000 ounces. Westwood production is expected to be at the top end of the guidance range and Essakane production is expected to be within the guidance range.

Costs Outlook

Cash costs1 guidance for 2023 has been revised to $1,250 and $1,325 per ounce sold and AISC1 guidance is revised with costs expected to be between $1,750 and $1,825 per ounce sold, mainly due to cost pressures at Essakane resulting from the security situation, combined with continued elevated prices from recent inflation and increased underground rehabilitation performed at Westwood. At Essakane, the landed cost of fuel and other consumables has increased due to the measures taken to reduce the impact of the security situation on the supply chain as well as the increased cost of producing energy used in the mill arising from the periodic substitution of more expensive light fuel in periods when heavy fuel used for power generation is unavailable. At Westwood, the level of ground support required for the development and rehabilitation work increased relative to the annual plan combined with the advancing of a portion of the 2024 scope of work into the current year to de-risk future years.

Capital Expenditures

Sustaining capital expenditures¹ for 2023 have been revised downwards to approximately $190 million (± 5%). The reduction primarily relates to lower volumes of capitalized stripping year-to-date at Essakane due to periodic interruptions to mining activity due to supply shortages of light fuel. At Westwood, sustaining capital expenditure guidance has been refined following an increase in guidance last quarter as a result of increased visibility into end of year underground development and rehabilitation rates (See quarterly update on "Essakane, Burkina Faso" and "Westwood, Canada").

Expansion capital1 for 2023, excluding Côté Gold, is expected to be approximately $5 million, on an incurred basis. Project expenditures1 to complete the Côté Gold Project, from January 1, 2023 onwards, are expected to be $875 million (± 5%), on a 70% basis (see also "Côté Gold Project"). Project expenditures1 at Côté Gold consist of capital expenditures, right-of-use assets purchased through leasing, supplies inventory and the cost to build the ore stockpile. Some of the Côté Gold project expenditures will be incurred in early 2024 during commissioning and ramp up.

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	Actual YTD 2023[1]			Updated Full Year Guidance 2023[2]			Previous Full Year Guidance 2023
($ millions)	Sustaining[3]	Expansion	Total	Sustaining[3]	Expansion	Total	Sustaining[3]	Expansion	Total
Essakane	$83.2	$1.4	$84.6	$125	$5	$130	$150	$5	$155
Westwood	48.2	0.2	48.4	65	-	65	80	-	80
	$131.4	$1.6	$133.0	$190	$5	$195	230	5	235
Côté Gold[4,5]	-	581.8	581.8	-	875	875	-	825 - 875	825 - 875
Corporate	0.3	-	0.3	-	-	-	-	-	-
Total[6,7,8]	$131.7	$583.4	$715.1	$190	$880	$1,070	$230	$830 - 880	$1,060 - 1,110
  100% basis, unless otherwise stated.
  Capital expenditures guidance (±5%) at Essakane and Westwood and Côté Gold.
  Sustaining capital includes capitalized stripping of (i) $20.8 million for Essakane and $0.3 million for Westwood in the third quarter 2023, (ii) $41.5 million for Essakane and $4.2 million for Westwood YTD 2023, and (iii) $65 million for Essakane and $5.0 million for Westwood for the full year revised guidance. See "Outlook" sections below.
  70% basis. Some of the Côté Gold project expenditures will be incurred in 2024 during commissioning and ramp up.
  Represents Côté Gold project expenditures of $581.8 million (see Côté Gold Project) that consists of capital expenditures of $538.3 million, right-of-use assets of $39.8 million, supplies inventory and the cost to build the ore stockpile, less certain cash and non-cash corporate level adjustments included in capital expenditures.
  Includes $3.0 million of capitalized exploration and evaluation expenditures also included in the Exploration Outlook guidance table.
  Capitalized borrowing costs are not included.
  See "Costs Outlook" section above.

Exploration Outlook

Exploration expenditures for 2023 are expected to be approximately $18.0 million, including $3.0 million on the Gosselin resource delineation drilling program, as well as other near-mine and greenfield programs.

	Actual YTD 2023			Full Year Guidance 2023
($ millions)	Capitalized	Expensed	Total	Capitalized	Expensed	Total
Exploration projects - greenfield	$-	$9.3	$9.3	$-	$13	$13
Exploration projects - brownfield	3.1	1.5	4.6	3	2	5
	$3.1	$10.8	$13.9	$3	$15	$18

ENVIRONMENTAL, SOCIAL AND GOVERNANCE

IAMGOLD is committed to maintaining its culture of accountable mining through high standards of ESG practices and the principle of Zero Harm® in every aspect of its business, with particular emphasis on respecting the natural environment, building strong community partnerships and putting the health and safety of the Company's employees, contractors and consultants first.

The Company issued its 16th annual Sustainability Report on October 16, 2023, highlighting progress and achievements in 2022 across a range of strategies and indicators. As part of its accountability and reporting framework, the Company has also committed to reporting in accordance with the Task Force on Climate-Related Financial Disclosures ("TCFD") guidelines and is releasing its initial TCFD report in the fourth quarter 2023. The Company implemented the Mining Association of Canada's Towards Sustainable Mining ("TSM") framework at all its operations and recently finalized its external assurance of compliance relating to the implementation of the World Gold Council's ("WGC") Responsible Gold Mining Principles.

Health and Safety

Health and safety is core to the Company's relentless pursuit of its Zero Harm® vision. Through various prevention programs, the Company continuously promotes a safe work environment and a wellness program at all sites. The DARTFR (days away, restricted, transferred duty frequency rate) was 0.36 for the nine months ended September 30, 2023, with a slight decrease since the last quarter (compared to 0.27 for the same period ended September 30, 2022). The TRIFR (total recordable injuries frequency rate) was 0.66 for the nine months ended September 30, 2023, (compared to 0.74 for the same period ended September 30, 2022). At Côté Gold, total project hours worked reached 13.2 million hours with a LTIFR (lost time injury frequency rate) of 0.06.

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Specific safety initiatives are being implemented to manage the incident trend, in addition to the Company's existing preventive Health and Safety program including fatigue management prevention program, critical risks training program and cascading leadership.

Environment

The Company recognizes that mining activities are energy intensive and generate significant greenhouse gas ("GHG") emissions. To this end, IAMGOLD began working on each operation in 2022 to develop site-specific emissions reduction roadmaps. That work continues and is expected to culminate in a corporate roadmap, accompanying targets, and the publication of a TCFD report by the fourth quarter of 2023.

At Essakane, progress continued on Falagountou's Closure Plan, including collaborative work with INERA (Institute of Environment and Agricultural Research) on the best practice phytoremediation of the closed mine site. On Tailings management, an Independent Tailings Review Board ("ITRB") annual review was conducted in September, with an expert report still pending.

At Westwood, the ITRB yearly review was also conducted in September, with a final expert report still pending. The 2021 Closure Plan update was reviewed by the Quebec Ministry of Natural Resources and Forestry ("MRNF") and IAMGOLD submitted an amended Closure Plan on September 8, 2023, following this review process. Water recycling projects have been initiated to reduce water withdrawal from the Bousquet River.

At Côté Gold, biodiversity monitoring studies were completed for birds and bats. At Mattagami Lake, a fish population study was also conducted as part of the Project's Fisheries Offsetting Plan. The first cycle of environmental effects monitoring was completed per the Metal and Diamond Mining Effluent Regulations. A Notice of Non-Compliance was received from the Impact Assessment Agency of Canada ("IAAC") on September 22, 2023, regarding a total suspended solids exceedance in April 2023. IAMGOLD provided a response to IAAC and is awaiting further communication from the Agency on the status of the alleged non-compliances.

Social and Economic Development

The Company is continuously exploring opportunities for investing in and partnering with the communities impacted by its continuing operations.

At Essakane, the Company continued its participation in the Mining Fund for Local Development in Burkina Faso, a program established by the government, pursuant to which the Company committed to contribute 1% of its annual revenues. The contribution for the third quarter 2023 is estimated at $1.8 million and $5.7 million for the nine months ended September 30, 2023. The Company also invested in several agricultural projects during the quarter in the communes of Falagountou and Gorom-Gorom. Several donations were made during the period, including the distribution of sheep to communities for Aîd El Kebir celebration and food distribution to people displaced by the security crisis, financial support for students and for promotion of road safety awareness.

At Côté Gold, various meetings were held in support of Impact Benefit Agreement ("IBA") implementation with First Nation Partners ("FNP") Mattagami and Flying Post and the Métis Nation of Ontario, Region 3. The FNP and Gogama Socio-economic Management and Monitoring Committees also met during the quarter. Notable engagement events during the quarter included Côté Gold and IAMGOLD leadership participation in Flying Post First Nation's Fall Feast in honour of the National Day for Truth and Reconciliation; participation in Mattagami's quarterly community open house; and a visit to Mattagami community during the field work being conducted as part of the Mattagami Lake Fisheries Plan development in support of the Côté's Fisheries Offsetting Plan. Côté Gold provided support to several events and initiatives during the quarter through community investment, donation and sponsorships.

At Westwood, the team is seeking to continue discussions with the Abitibiwinni First Nation community of Pikogan on finalizing the negotiated Impact Benefit Agreement. The third meeting of the Fayolle monitoring committee was held in September, which included a site visit. A dust abatement program is being implemented in coordination with the City of Rouyn-Noranda in relation to concerns raised by local residents near the Fayolle Project.

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Equity, Diversity and Inclusion

The Company unequivocally condemns inequity, discrimination and hatred in all its forms. One of the Company's values is to conduct itself with respect and to embrace diversity. The Company has established an Equity, Diversity and Inclusion ("EDI") Steering Committee to further enhance the Company's strong commitment to these important values through data collection, education, awareness and action planning at the enterprise level. The Company completed a diagnostic evaluation of its EDI status, and the findings and recommendations (global and site specific) were rolled out across the Company to develop action plans. The Company is a sponsor of the Artemis Project, which aims to promote female business owners and entrepreneurs in the mining sector. The Company is also an active contributor to the Mining Association of Canada's TSM protocol on EDI and is working closely with Mining HR Canada on various initiatives, including with the representation of a member of management as Chair of the "Safe Workplaces for All" council.

In addition, IAMGOLD was recognized as a GTA Top 100 Employer for its efforts on various inclusion, engagement and culture work.

Governance

The Board of Directors of IAMGOLD (the "Board") adopted new diversity and renewal guidelines in 2021, reflecting governance best practices. Currently, women represent 50% of the directors and 57% of the independent directors. The average tenure of directors on the Board is less than two years.

On September 21, 2023, the Company announced the retirement of Maryse Bélanger from the Board of Directors for personal reasons and other commitments. Immediately following Ms. Bélanger's retirement, the Board appointed David Smith as Chair of the Board.

On September 27, 2023, Bruno Lemelin was appointed to the role of Chief Operating Officer, having served as SVP, Operations & Projects since March 2020.

On November 9, 2023, the Company announced the retirement of Ian Ashby from the Board, and the appointment of Anne Marie Toutant as an independent director.

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OPERATIONS - CONTINUING

Essakane Mine (IAMGOLD interest - 90%)1 | Burkina Faso

	Q3 2023	Q3 2022	YTD 2023	YTD 2022
Key Operating Statistics[1]
Ore mined (000s t)	2,015	3,259	6,369	10,894
Grade mined (g/t)	1.16	1.29	1.32	1.12
Waste mined (000s t)	8,624	9,357	24,070	28,305
Material mined (000s t) - total	10,639	12,616	30,439	39,199
Strip ratio[2]	4.3	2.9	3.8	2.6
Ore milled (000s t)	2,908	2,978	8,167	8,844
Head grade (g/t)	1.10	1.50	1.24	1.47
Recovery (%)	90	90	90	89
Gold production (000s oz) - 100%	93	129	293	372
Gold production (000s oz) - attributable 90%	84	115	264	334
Gold sales (000s oz) - 100%	94	133	295	381
Average realized gold price[3] ($/oz)	$1,940	$1,739	$1,936	$1,833
Financial Results ($ millions)[1]
Revenues[4]	$181.0	$232.2	$571.3	$699.2
Cost of sales[4]	132.1	127.4	368.1	327.8
Production costs	121.0	113.8	346.4	287.7
(Increase)/decrease in finished goods	2.1	2.2	(7.1)	5.8
Royalties	9.0	11.4	28.8	34.3
Cash costs[3]	127.8	127.1	353.9	326.8
Sustaining capital expenditures[3,5]	36.6	37.6	83.2	116.4
Expansion capital expenditures[3]	0.4	1.0	1.4	2.5
Total capital expenditures	37.0	38.6	84.6	118.9
Earnings from operations	3.7	38.4	77.7	190.5
Performance Measures[6]
Cost of sales excluding depreciation ($/oz sold)	$1,417	$954	$1,249	$860
Cash costs[3] ($/oz sold)	$1,372	$952	$1,201	$858
AISC[3] ($/oz sold)	$1,798	$1,248	$1,510	$1,171
  100% basis, unless otherwise stated.
  Strip ratio is calculated as waste mined divided by ore mined.
  This is a non-GAAP financial measure. See "Non-GAAP Financial Measures".
  As per note 29 of the consolidated interim financial statements for revenues and cost of sales. Cost of sales is net of depreciation expense.
  Includes sustaining capitalized stripping for the third quarter 2023 of $20.8 million (third quarter 2022 - $18.6 million) and $41.5 million for YTD 2023 (YTD 2022 - $65.7 million).
  Cost of sales, cash costs and AISC per ounce sold may not be calculated based on amounts presented in this table due to rounding.

Operations

Attributable gold production in the third quarter 2023 of 84,000 ounces was lower by 31,000 ounces or 27% compared to the same prior year period, primarily as a result of lower grades from the upper benches of Phase 5 of the pit which were lower than reserve block model grades.

Mining activity of 10.6 million tonnes in the third quarter 2023 was lower by 2.0 million tonnes or 16% compared to the same prior year period as the mining fleet did not operate at full capacity during August due to disruptions in fuel supply, resulting from regional geopolitical issues and the security situation further described below. The situation improved during September and the mining fleet was operating at capacity during September and October. Mining activity in the third quarter 2023 continued to transition into Phase 5, resulting in a higher strip ratio, in line with expectations as the operation moves to new mining phases. At quarter end, there was sufficient fuel on hand to maintain normal levels of operating activity for October.

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Mill throughput in the third quarter 2023 was 2.9 million tonnes at an average head grade of 1.10 g/t, 2% and 27% lower than the same prior year period, respectively. The decrease in head grade during the quarter is partially due to the blending of lower grade material from stockpiles and the upper benches of Phase 5.

The mill achieved recoveries of 90% in the third quarter 2023 in line with the same prior year period.

The security situation in Burkina Faso continues to be a focus for the Company. Terrorist related incidents are still occurring in the country, the immediate region of the Essakane mine and, more broadly, the West African region. The security situation in Burkina Faso and its neighboring countries continues to apply pressures to supply chains and continued security incidents or related concerns could have a material adverse impact on future operating performance. The Company continues to take proactive measures to ensure the safety and security of in-country personnel and is constantly adjusting its protocols and the activity levels at the site according to the security environment. The Company continues to invest in the security and supply chain infrastructure in the region and at the mine site. It is also incurring additional costs to bring employees, contractors, supplies and inventory to the mine.

On October 27, 2023, the President of Burkina Faso signed a decree resulting in an increase to royalty rates on gold sales occurring at per ounce prices above $1,500. The decree increases the royalty from the previous rate of 5% on all gold sold over $1,500 per ounce, to the new rate applied at 6% on gold sales between $1,500 and $1,700 per ounce, 6.5% on sales between $1,700 and $2,000 per ounce, and has been capped at 7% for gold sales occurring at prices exceeding $2,000 per ounce.

Financial Performance

Production costs of $121.0 million were higher by $7.2 million or 6% primarily due to higher volumes of operating waste resulting from increased strip ratios as the mine enters new phases, the impacts of the security situation resulting in higher landed fuel prices, transportation and camp costs, as well as higher labour costs due to appreciation in the local currency. In addition to the fuel pricing pressures, power generation costs increased as heavy fuel used normally was periodically substituted with more expensive light fuel to maintain operations when supply was limited.

Production costs and depreciation included abnormal costs of $4.0 million and $0.3 million (third quarter 2022 - $nil and $nil), respectively, resulting from the reduced operating capacity in August. The abnormal costs have been excluded from cash costs and AISC, reducing both metrics by $43 per ounce sold.

Cost of sales, excluding depreciation, of $132.1 million was higher by $4.7 million or 4% primarily due to higher production costs, partially offset by lower royalties due to lower sales. Cost of sales per ounce sold, excluding depreciation, of $1,417 was higher by $463 or 49% primarily due to lower production and sales as well as higher production costs.

Cash costs of $127.8 million were in line with the prior year. Cash costs per ounce sold of $1,372 were higher by $420 or 44% primarily due to lower production and sales.

AISC per ounce sold of $1,798 was higher by $550 or 44% primarily due to lower production and sales.

Total capitalized stripping of $20.8 million was higher by $2.2 million or 12% primarily due to higher mining costs resulting from the increased landed cost of fuel.

Sustaining capital expenditures, excluding capitalized stripping, of $15.8 million included mobile and mill equipment of $4.6 million, tailings management of $2.7 million, capital spares of $2.1 million, generator overhaul of $1.8 million, resource development of $1.0 million and other sustaining projects of $3.6 million. Expansion capital expenditures of $0.4 million were incurred in support of fulfilling the community village resettlement commitment.

Outlook

Attributable gold production at Essakane in 2023 is expected to be within the range of 340,000 to 380,000 ounces. Mining activity is expected to return to normal operating levels during the fourth quarter, including increased levels of waste stripping. The mill feed will consist of a combination of direct feed and stockpiles as the mine fleet continues to sequence through the targeted phases of waste stripping. The Company is expanding its fuel storage facilities to mitigate the impact of potential limited fuel supplies in the future.

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Capital expenditures are expected to be approximately $130 million, with increased volumes of capitalized waste in the fourth quarter 2023 to provide access to mining areas in support of the 2024 and 2025 production plan. The capital spending plan assumes no significant disruptions in the supply chain resulting from the security situation described above.

The Company plans to file an updated NI 43-101 technical report by the end of 2023 detailing the life of mine plan for Essakane and an updated mineral reserve and mineral resource estimation. The technical report will incorporate the decision to forego a capital-intensive heap leach project in favour of processing through the existing CIL circuit the 9.9 million tonnes of the previously stockpiled material over the life of mine.

Westwood Mine (IAMGOLD interest - 100%) | Quebec, Canada

	Q3 2023	Q3 2022	YTD 2023	YTD 2022
Key Operating Statistics
Underground lateral development (metres)	1,133	951	4,008	3,006
Ore mined (000s t) - underground	79	61	203	177
Ore mined (000s t) - other sources	231	243	580	620
Ore mined (000s t) - total	310	304	783	797
Grade mined (g/t) - underground	6.81	6.70	6.86	5.73
Grade mined (g/t) - other sources	1.86	1.01	1.54	0.99
Grade mined (g/t) - total	3.12	2.15	2.92	2.04
Ore milled (000s t)	283	284	789	818
Head grade (g/t) - underground	6.66	6.82	6.80	5.68
Head grade (g/t) - other sources	1.57	0.94	1.37	0.98
Head grade (g/t) - total	2.94	2.23	2.76	2.00
Recovery (%)	92	94	93	93
Gold production (000s oz)	25	19	65	49
Gold sales (000s oz)	22	18	61	48
Average realized gold price[1] ($/oz)	$1,928	$1,730	$1,925	$1,814
Financial Results ($ millions)
Revenues[2]	$43.5	$31.4	$118.0	$89.3
Cost of sales[2]	33.9	32.7	102.2	99.1
Production costs	36.7	35.5	109.2	104.2
(Increase)/decrease in finished goods	(2.8)	(2.8)	(7.0)	(5.1)
Cash costs[1]	34.0	32.4	101.8	97.7
Sustaining capital expenditures[1,5]	13.8	6.4	48.2	22.5
Expansion capital expenditures[1]	-	1.5	0.2	2.7
Total capital expenditures[1]	13.8	7.9	48.4	25.2
Earnings/(loss) from operations	2.1	(3.2)	(7.3)	(22.3)
Performance Measures[3]
Cost of sales excluding depreciation[4] ($/oz sold)	$1,506	$1,817	$1,674	$2,043
Cash costs[1] ($/oz sold)	$1,506	$1,803	$1,667	$2,015
AISC[1] ($/oz sold)	$2,138	$2,208	$2,486	$2,541
  This is a non-GAAP financial measure. See "Non-GAAP Financial Measures".
  As per note 29 of the consolidated interim financial statements for revenues and cost of sales. Cost of sales is net of depreciation expense.
  Cost of sales, cash costs and AISC per ounce sold may not be calculated based on amounts presented in this table due to rounding.
  Includes non-cash ore stockpile and finished goods inventories NRV write-down of $nil for the third quarter 2023 (third quarter 2022 - $1.1 million) and $3.2 million for YTD 2023 (YTD 2022 - $6.1 million), which had an impact on cost of sales, excluding depreciation, per ounce sold of $nil for the third quarter 2023 (third quarter 2022 - $61) and $53 for YTD 2023 (YTD 2022 - $126).
  Includes sustaining capitalized stripping for the third quarter 2023 of $0.3 million (third quarter 2022 - $nil) and $4.2 million for YTD 2023 (YTD 2022 - $nil).

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Operations

Gold production in the third quarter 2023 was 25,000 ounces, higher by 6,000 ounces or 32% compared to the same prior year period, primarily due to higher grades. The higher grades result from an increased proportion of underground ore processed as underground activities continue to improve, in addition to increased grades with the introduction of higher grade ore from the Fayolle deposit and positive grade reconciliation at the Grand Duc open pit.

Mining activity in the third quarter 2023 was 310,000 tonnes of ore, a 2% increase from the same prior year period. The underground ore tonnes mined exceeded the same prior year period due to the continued progress in rehabilitation and development of underground activities, which has resulted in an increase in production stopes available.

Underground development in the third quarter 2023 continued to improve over prior periods, with 1,133 metres of lateral development completed, higher by 182 metres or 19% than the prior year period. The progressive ramp up in development and rehabilitation work continues to secure safe access to multiple ore faces at different levels in the mine, increasing operational flexibility to allow simultaneous exploitation of multiple stope sequences in line with the ramp up plan. The rehabilitation work program consists of repairing and upgrading the existing underground infrastructure in line with the revised rock mechanic standard, which has been developed to ensure that safe work conditions are maintained in seismic portions of the mine. This activity enables production to safely recommence once rehabilitation work on a specific level has been completed. The rehabilitation work program, which was expected to be completed over the course of 2023 and 2024, is currently experiencing better than planned productivity rates moving more of the work and costs in 2023 while reducing the work required in 2024.

Mill throughput in the third quarter 2023 was 283,000 tonnes at an average head grade of 2.94 g/t, in line with and 32% higher than the same prior year period, respectively. The higher head grades during the quarter are primarily due to an increased proportion of higher grade ore feed from the underground as production activities were able to target rehabilitated underground zones, in addition to increasing grades from other sources with the introduction of higher grade material from Fayolle deposit.

The mill achieved recoveries of 92% in the third quarter 2023, 2% lower than the same prior year period. During the quarter, there was a build-up of in-circuit gold inventory in the elution circuit that has been resolved subsequent to the quarter end.

In March 2023, all required environmental and regulatory permits were received to commence mining of the Fayolle satellite deposit, located approximately 30 kilometres northwest of the Westwood complex. Incidental volumes of ore were processed during the third quarter 2023 with the remaining ore mined stockpiled at the Fayolle site for future transport. The comparatively higher-grade material from the Fayolle deposit is expected to increase the average head grade of ore milled from surface sources as the year progresses.

Financial Performance

Production costs of $36.7 million was higher by $1.2 million or 3% than the same prior year period and include approximately $2.9 million of development cost incurred at the Fayolle deposit, which has been expensed due to the short life of the Fayolle Project.

Cost of sales, excluding depreciation, of $33.9 million was higher by $1.2 million or 4% due to higher production costs. Cost of sales per ounce sold, excluding depreciation, of $1,506, was lower by $311 or 17% primarily due to higher production and sales.

Cash costs of $34.0 million were higher by $1.6 million or 5% due to higher production costs. Cash costs per ounce sold of $1,506 were lower by $297 or 16%, primarily due to higher production and sales. Included in cash costs per ounce sold is an approximate impact of $127 per ounce sold resulting from the development cost incurred at the Fayolle deposit.

AISC per ounce sold of $2,138 was lower by $70 or 3% primarily due to lower cash costs per ounce sold, partially offset by increased sustaining capital expenditures, including non-recurring rehabilitation work performed. AISC in September was close to break even.

Sustaining capital expenditures, excluding capitalized stripping, of $13.5 million included underground development and rehabilitation of $9.0 million and other sustaining capital projects of $4.5 million.

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Outlook

Westwood gold production is expected to be at the top end of the range of 70,000 to 90,000 ounces in 2023. Production levels and unit costs are expected to continue to improve into the fourth quarter of the year, benefiting from the continued advancement of underground development providing access to more and higher-grade stope sequences. Mill feed will continue to be supplemented from available satellite surface deposits, including increased proportions of comparatively higher grade ore feed from the satellite Fayolle property.

Capital expenditures are expected to be approximately $65 million of sustaining capital in support of underground development and rehabilitation work, the renewal of the mobile fleet and fixed equipment, repairs to the Westwood mill, and other capital projects.

The Company plans to file an updated NI 43-101 technical report detailing the results of certain mine optimization efforts and strategic assessments of the Westwood complex during 2024 as the underground mine plan continues to be optimized based on recent performance.

PROJECTS

Côté Gold Project | Ontario, Canada

As of September 30, 2023, overall, the project was estimated to be 90.6% complete, with construction progress approximately 92% complete. Côté Gold is expected to commence production in the first quarter of 2024.

Project Expenditures1

Since commencement of construction, $2.54 billion ($1.78 billion at 70%) of the planned $2.965 billion ($2.08 billion at 70%) of project expenditures has been incurred. The original budget assumed a USDCAD exchange rate of 1.25.

On a 100% basis at the UJV level, the Côté Gold Project incurred project expenditures of $317.3 million ($222.0 million at 70%) in the third quarter 2023 at an average USDCAD exchange rate of 1.33 and $831.3 million ($581.8 million at 70%) in the nine months ended September 30, 2023, at an average USDCAD exchange rate of 1.34. Incurred project expenditures include the cost of supplies inventory and the build of the initial ore stockpile.

The total project expenditures are expected to be in line with the planned $2.965 billion (± 1.5%) and the estimated cost to complete the Côté Gold Project on a 100% basis is $425 million ($298 million at 70%) on an incurred basis assuming a USDCAD rate of 1.35 during the remainder of construction. A portion of the project expenditures is expected to be incurred in 2024 during commissioning and ramp up.

The Company funded approximately $149.6 million to the UJV during the quarter and SMM funded $98.5 million, including an additional $24.1 million that was funded due to its increased ownership.

Based on the Company's 60.3% ownership in the UJV, IAMGOLD's remaining funding requirement, after the JV Funding and Amending Agreement with SMM - and incorporating project expenditures, changes in working capital and leases - is expected to be $325 million and SMM will fund an incremental amount of approximately $41.0 million due to its increased ownership.

Funding Transaction with Sumitomo

On December 19, 2022, the Company announced it had entered into the JV Funding and Amending Agreement with SMM. As outlined in the JV Funding and Amending Agreement, as of May 1, 2023, SMM has contributed $250.0 million of the Company's funding obligations to the Côté Gold Project and as a result, the Company transferred 9.7% of its interest in the Côté Gold Project to SMM (the "Transferred Interests").

For accounting purposes, the JV Funding and Amending Agreement does not meet the requirements under IFRS to recognize the dilution of the Company's interest in the Côté UJV as a sale - and so the Company will continue to account for 70% of the assets and liabilities of the joint venture. The Company has recognized a financial liability equal to the current repurchase price and option fee.

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The Company has a right to repurchase the Transferred Interests on seven dates between November 30, 2023, and November 30, 2026, to return to its full 70% interest in the Côté Gold Project (the "Repurchase Option"). The Company may exercise its Repurchase Option through the payment of the aggregate amounts contributed by SMM on behalf of the Company, totaling $250.0 million, plus the incremental contributions made and less incremental gold production received by SMM due to its increased ownership, up to achieving commercial production. SMM contributed an incremental $49.2 million during the nine months ended September 30, 2023, based on its 9.7% increase in ownership. SMM will retain the net proceeds or payments due from its increased ownership from the achievement of commercial production up to the repurchase of the Transferred Interests.

Up to the earlier of the Company exercising the Repurchase Option and November 30, 2026, the Company will pay a Repurchase Option fee to SMM equal to the three-month SOFR plus 4% on the amounts advanced by SMM, during construction and up to achieving commercial production, less the value of the incremental gold production up to achieving commercial production. The Repurchase Option fee accrued during 2023 will be payable upon the earlier of the Company's exercise of the Repurchase Option or November 30, 2026. The Repurchase Option fee will be payable in cash quarterly from January 1, 2024. The JV Funding and Amending Agreement also includes changes to the operator's fee, the governance structure, including increasing the approval threshold of the Oversight Committee for annual budgets and unbudgeted expenditures above specified amounts. IAMGOLD's rights on the Oversight Committee are maintained and IAMGOLD remains as the operator.

Third Quarter Activities Update

As announced on October 23, 2023, the following provides an update on project activities:

Project Activity	Update
Health and safety	Total project hours worked of 13.2 million hours with a project-to-date DARTFR of 0.06 and a TRIFR of 0.68.
Labour and workforce

In September, the project workforce averaged between 1,800 and 1,900 workers on site. Activities at site have started the shift from major construction to finalization and commissioning. Labour availability and turnover continues to be a primary focus for Côté management.

Earthworks activities

The tailings management facility ("TMF") east starter dam reached the Phase 1 elevation of 396, and the West starter dam is substantially complete at its final elevation of 410.5 EL. These milestones enable filling the TMF with water to store the 1.1M-1.5M m3 required for commissioning. At the end of September, 0.8M m3 of water has been accumulated in the TMF.

Bulk fill for the Phase II TMF has reached target elevation; sand bedding and liner work is being completed in the fourth quarter.

The primary earthworks contractor demobilized during the quarter, successfully handing off pit, dewatering, pioneer drilling and overburden stockpile activities to IAMGOLD operations teams.

Processing plant

Progress for both the dry and wet areas of the process facility advanced well in the quarter. It is anticipated bulk construction will end in October, ushering in the finishing and completion stages.

The HPGR and secondary crushing building progressed well in the quarter, with the installation of most of the secondary crusher components. All conveyors have been erected for the HPGR and secondary crusher building marking a major milestone.

In the coarse ore area, the triodetic dome cladding was substantially complete at quarter end. Conveyors and interconnecting electrical has been turned over to the Pre-commissioning team. The screen building saw the installation of the screens, conveyors and belts. The fine ore bin area is substantially complete, with walkdowns completed for most subsystems.

Installation of ball mill liners is complete, and motors and motor soleplates were set. The alignment on the ring gear for the ball mill was found to be out of tolerance. The OEM service team is on site to address the problem.

Leach and CIP tank installation continues to be a primary focus with final completion expected early in the fourth quarter.  Leak testing of leach tanks and thickeners commenced in October. Construction sequence has been adjusted to prioritize critical tanks for commissioning to mitigate potential delays on the overall schedule.

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Infrastructure

Commissioning of the main electrical substation and the connection to the provincial hydro grid and the substation was completed in the quarter. The substation was energized successfully and connections throughout the site are ongoing.

Installation of underground services and utilities continued to progress. Fuel distribution and storage, including the refueling station, has been commissioned and completed.

Truck shop building A was completed in the quarter, followed by building B in the fourth quarter. All cranes are commissioned with OH doors installed, and fire proofing started in building B. The installation of the electrical room for the assay lab is ongoing with handover to operations planned in October.

Procurement

Heavy mobile equipment continues to arrive on site with fourteen CAT 793F haul trucks, two 6060 electrical shovels, three 994 loaders and three D10 dozers having been delivered by the end of September.

Commissioning of the first electric shovel is ongoing, awaiting electrification in order to be deployed for in-pit activities.

Operational readiness

Commissioning and Pre-commissioning teams are working with construction teams to coordinate the overlapping of pre-operation activities with construction. Operational readiness continues in multiple areas with a focus on ramping up mining activities, hiring and training of process plant personnel, development and standardization of mine, mill and site maintenance processes and systems, and preparation for the transition of site services contracts.

Autonomous hauling continued to ramp up. During the third quarter 2023, up to ten CAT 793F haul trucks have begun operating in autonomous mode and a total of fourteen haul trucks have been commissioned. Autonomous drilling began in the quarter with four Pit Vipers now in operation. The operations team are continuously improving haulage roads and dumping location to achieve improved autonomous haulage efficiency and cycle times.

Mining activities advanced, progressing down to the 364m EL bench grade in the south area, and starting of mining to the same level in the east. Owner mining has progressed well with nearly 1.6 million tonnes mined in the third quarter 2023. The ore stockpile has approximately 3.7 million tonnes of material on track to the target build-up of 5.0 million tonnes by the end of the year. The IAMGOLD mine operations team started operating 24/7 effectively in July and is at full complement as of quarter end.

The 2022/2023 48,000 m RC drill program de-risking the first year of the mine plan was completed. A new 30,000 m contract has been awarded with drilling commenced at the end of the quarter.

Permitting and sustainability

All critical permitting and sustainability work is complete with non-critical path work ongoing and expected to be received during the remainder of the project.

Community consultation and the implementation of the IBA with Indigenous partners continue. The health, safety and environmental programs and the emergency response plan are in development along with standard operating procedures.

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Upcoming Milestones and Schedule Summary

Construction of the project commenced in the third quarter 2020, major earthworks commenced in the first quarter 2021, and the IAMGOLD mine operations team started continuous operations in July 2023. Recently achieved milestones and those remaining of note are as follows:

Côté Gold Upcoming Milestones

The Company cautions that potential further impacts, including, without limitation, inflationary pressures, global supply chain disturbances, disruptions from weather events resulting in limited or no productivity such as extreme cold or forest fires in dry, hot summer months, labour disputes and the tight labour market could impact the timing of activities, costs, availability of workforce, productivity and supply chain and logistics and, consequently, could further impact the timing of actual commercial production and, consequently, project costs.

Gosselin Deposit

The Gosselin deposit is located immediately to the northeast of the Côté Gold deposit. An ongoing diamond drilling program continued in the third quarter 2023 to further delineate and expand the Gosselin mineral resources and test selected targets along an interpreted favourable deposit corridor, of which approximately 21,300 metres were completed in the first nine months of 2023. Technical studies are planned to advance metallurgical testing, conduct mining and infrastructure studies in order to review alternatives for potential inclusion of the Gosselin deposit into a future Côté Gold LOM plan.

Subsequent to the quarter end, the Company reported assay results from its ongoing drill program with highlights including: 300.8 metres grading 1.40 g/t Au in GOS23-134, 240.0 metres grading 1.53 g/t Au in GOS23-136, and 500.8 metres grading 0.72 g/t Au in GOS23-144 (see news release dated October 23, 2023). The favorable results from this phase of drilling provided evidence the Gosselin deposit is approaching similar dimensions as the adjacent Côté deposit. Drill intercepts obtained from the newly discovered West Breccia have significantly expanded this breccia body which now measures 250 metres by 170 metres and extends for a depth of approximately 400 metres. This has helped to highlight a highly prospective corridor at depth measuring up to 850 metres in strike length that remains to be tested between the Gosselin West Breccia and the Côté deposit hydrothermal breccia. This represents a priority exploration opportunity to further expand the Gosselin resource below the 400 meter vertical depth extent of the current 2021 resources pit shell.

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The 2023 diamond drilling program continued to successfully demonstrate extensions of the Gosselin Deposit both at depth (below 400 metres vertical depth) and along the south edge of the deposit. These results will be incorporated into the deposit model to support an updated Mineral Resource estimate as part of the year end Mineral Resources disclosure.

Nelligan Gold Project | Chibougamau District, Quebec, Canada

The Nelligan Gold Project is located approximately 45 kilometres south of the Chapais - Chibougamau area in Québec and is operating as a 75:25 earn-in option to joint venture with Vanstar Mining Resources Inc ("Vanstar"). The Company holds an option to earn an additional 5% interest, for an 80% total interest, by completing a feasibility study on the project.

During the first quarter 2023, the Company reported and filed an updated Mineral Resource Estimate (on a 100% basis) of 73.5 million tonnes of Indicated Mineral Resources averaging 0.84 g/t Au for 1.99 million ounces of gold, and 129.5 million tonnes of Inferred Mineral Resources averaging 0.87 g/t Au for 3.60 million ounces of gold (see news releases dated February 23, 2023).

During the third quarter 2023, drilling activities resumed to continue to improve resource classification and extend mineralization beyond the current resource pit shell of the Nelligan deposit, and test selected exploration targets elsewhere on the property. Approximately 10,300 metres were completed in the first nine months of 2023.

Bambouk Assets | West Africa

On December 20, 2022, the Company announced it had entered into definitive agreements with Managem S.A (CAS:MNG) ("Managem") to sell its interests in the Bambouk Assets. Under the terms of the agreements, IAMGOLD will receive total cash payments of approximately $282.0 million (pre-tax) as consideration for the shares and subsidiary/intercompany loans for the entities that hold the Company's 90% interest in the Boto Gold Project in Senegal and 100% interest in each of: Karita Gold Project and associated exploration properties in Guinea, the Diakha-Siribaya Gold Project in Mali, and the early stage exploration properties of Boto West, Senala West, Daorala and the vested interest in the Senala Option Earn-in Joint Venture, also in Senegal.

On April 25, 2023, the Company completed the sale of its 90% interest in the Boto Gold Project in Senegal and its 100% interest in the early-stage exploration properties of Boto West, Senala West, Daorala and the vested interest in the Senala Option Earn-in Joint Venture, also in Senegal, for aggregate gross cash proceeds of $197.6 million. The gross proceeds include deferred proceeds of $32.0 million which were received on October 26, 2023. On closing, the Company recognized a gain on disposal of the Senegal Assets of $109.1 million and paid taxes of $4.1 million.

The Company received consent of IAMGOLD's syndicate of lenders to complete the sale of its interests in the Bambouk Assets. There are two transactions remaining to close and both are subject to certain regulatory approvals from the respective Governments, as well as other customary closing conditions included in the transaction agreements. The first of the remaining two transactions is expected to close before the end of the year, and the final transaction is expected to close in 2024.

Under the terms of the transaction agreements, exploration expenditures incurred to further develop the Bambouk Assets will be recouped from Managem upon closing.

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FINANCIAL REVIEW

Liquidity and Capital Resources

As at September 30, 2023, the Company had $548.9 million in cash and cash equivalents at its continuing operations and net debt of $478.1 million. Approximately $452.9 million was available under the Company's Credit Facility resulting in liquidity at September 30, 2023, of approximately $1,001.8 million.

Within cash and cash equivalents, $76.8 million was held by Côté Gold and $54.6 million was held by Essakane. The Côté Gold UJV requires its joint venture partners to fund, in advance, two months of future expenditures and cash calls are made at the beginning of each month, resulting in the month end cash balance approximating the following month's expenditure. The Company uses dividends and intercompany loans to repatriate funds from its operations and the timing of dividends may impact the timing and amount of required financing at the corporate level, including the Company's drawdowns under the Credit Facility. Excess cash at Essakane is mainly repatriated through dividend payments, of which the Company will receive its 90% share, net of dividend taxes. Essakane declared a dividend during the second quarter 2023 of $120.0 million, which was received by IAMGOLD in the third quarter, net of minority interest and withholding taxes. SMM funded the Company's portion of the Côté UJV funding in the first quarter 2023 and partially during the second quarter 2023 as part of the funding arrangement announced on December 19, 2022. During the remainder of construction, the Company will fund its portion of the Côté UJV funding of $325 million from available cash balances.

Restricted cash in support of environmental closure costs obligations related to Essakane, Doyon division and Côté Gold Project totaled $57.6 million.

The following table summarizes the carrying value of the Company's long-term debt:

	September 30	December 31
($ millions)[1]	2023	2022
Credit Facility	$-	$455.0
5.75% senior notes	447.9	447.6
Term Loan	377.6	-
Equipment loans	10.5	16.1
	$836.0	$918.7
  Long-term debt does not include leases in place at continuing operations of $129.4 million as at September 30, 2023 (December 31, 2022 - $73.8 million). IFRS requires that the Company recognize 100% of the Côté Gold UJV lease liability and right-of-use assets on its balance sheet, including the $24.0 million portion guaranteed by SMM.

Credit Facility

As at September 30, 2023, the Credit Facility was undrawn and the Company issued letters of credit under the Credit Facility in the amount of $22.1 million as collateral for surety bonds issued, $11.0 million as guarantees for certain environmental indemnities to government agencies, and $4.0 million as a supplier payment guarantee, with $452.9 million remaining available under the Credit Facility.

On November 9, 2023, the Company entered into a one year extension of its Credit Facility extending its maturity to January 31, 2026. As part of the extension, the Credit Facility was reduced to $425 million based on the Company's requirements for a senior revolving facility for its overall business. The amendment requires certain ancillary post-closing deliverables. The Company has commitments for the full $425 million facility up to January 31, 2025, and for $372 million up to January 31, 2026. The Company will consider and evaluate obtaining additional commitments up to $425 million for the period following January 31, 2025.

5.75% Senior Notes

In September 2020, the Company completed the issuance of $450 million of senior notes at face value with an interest rate of 5.75% per annum (the "Notes"). The Notes are denominated in U.S. dollars and mature on October 15, 2028. Interest is payable in arrears in equal semi-annual installments on April 15 and October 15 of each year, beginning on April 15, 2021, in the amount of approximately $12.9 million for each payment. The Notes are guaranteed by certain of the Company's subsidiaries. The Company incurred transaction costs of $7.5 million which have been capitalized and offset against the carrying amount of the Notes within long-term debt in the consolidated balance sheets and are being amortized using the effective interest rate method.

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Term Loan

On May 16, 2023, the Company entered into the $400 million Term Loan. The Term Loan has a 3% original issue discount, bears interest at a floating interest rate of either one month or three month SOFR + 8.25% per annum and matures on May 16, 2028. The Term Loan is denominated in U.S. dollars and interest is payable upon each SOFR maturity date. The Term Loan notes are guaranteed by certain of the Company's subsidiaries, subordinated to the Credit Facility.

Prepay Arrangements

During 2021, the Company entered into gold sale prepayment arrangements (the "2022 Prepay Arrangements") at a weighted average cost of 4.45% per annum in respect of 150,000 gold ounces. These arrangements have an average forward contract pre-funded price of $1,753 per ounce on 50,000 gold ounces and an outstanding collar range of $1,700 to $2,100 per ounce on 100,000 gold ounces. The Company received $236.0 million in 2022 and is to physically deliver 150,000 ounces over the course of 2024.

Liquidity Outlook

At September 30, 2023, the Company had available liquidity of $1,001.8 million comprised of $548.9 million in cash and cash equivalents and $452.9 million available under the Credit Facility. On November 9, 2023, the Credit Facility size has been reduced from $490 million to $425 million as part of the extension of the maturity date of the facility to January 2026, that effectively reduced the amount available under the credit facility to $387.9 million.

Based on 70% at the unincorporated joint venture level, the estimated cost to complete the construction of Côté Gold Project, on an incurred basis, is $298 million assuming a USDCAD rate of 1.35 during the remainder of construction. IAMGOLD is expected to fund $325 million on project expenditures and working capital during the remainder of construction based on its 60.3% ownership in Côté Gold UJV.

On April 25, 2023, the Company completed the sale of its 90% interest in the Boto Gold Project in Senegal and its 100% interest in the early-stage exploration properties of Boto West, Senala West, Daorala and the vested interest in the Senala Option Earn-in Joint Venture, also in Senegal for aggregate gross cash proceeds of $197.6 million. The gross proceeds include deferred payments of $32.0 million that was received on October 26, 2023. The expected gross proceeds for the remainder of the transactions, in respect to the assets in Guinea and Mali, are approximately $84.4 million.

The Company also has to deliver 150,000 ounces of its 2024 production into the 2022 Prepay Arrangements.

Based on the current construction schedule of Côté Gold Project as well as prevailing market conditions, which could impact Côté Gold Project expenditures and operating cash flows from the Company's existing operations, the Company believes that its available liquidity at September 30, 2023, combined with cash flows from operations and the expected proceeds from the sale of the remaining Bambouk Assets, is sufficient to fund the Côté UJV to complete the construction, commissioning and ramp up of the Côté Gold Project.

The Company's financial results are highly dependent on the price of gold, oil and foreign exchange rates and future changes in these prices will, therefore, impact performance. The Company's ability to draw down on the Credit Facility is dependent on its ability to meet net debt to EBITDA and interest ratio covenants.

Income Statement

Revenues - Revenues from continuing operations were $224.5 million in the third quarter 2023 from sales of 116,000 ounces (106,000 ounces on an attributable basis) at an average realized gold price of $1,937 per ounce, lower by $30.0 million or 12% than the prior year period, due to lower sales, partially offset by a higher realized gold price.

Cost of sales - Cost of sales excluding depreciation was $166.0 million in the third quarter 2023, higher by $5.9 million or 4% than the prior year period. The increased costs are due to increased mining activity at Westwood and the impacts of the security situation in Burkina Faso resulting in higher landed fuel prices, transportation and camp costs, as well as higher labour costs due to appreciation in the local currency. In addition to the fuel pricing pressures, power generation costs increased as heavy fuel used normally was periodically substituted with more expensive light fuel to maintain operations when supply was limited.

Page | 19 of 33

Depreciation expense - Depreciation expense was $53.9 million in the third quarter 2023, lower by $17.7 million or 25% than the prior year period primarily due to lower production volumes at Essakane.

Exploration expense - Exploration expense was $6.2 million in the third quarter 2023, higher by $0.8 million or 15% than the prior year period due to higher planned spend.

General and administrative expense - General and administrative expense was $12.4 million in the third quarter 2023, higher by $1.5 million or 14% than the prior year period, primarily due to higher share-based payments of $1.0 million, consulting costs of $0.3 million and director fees and expenses of $0.2 million.

Income tax expense - Income tax expense was $4.1 million in the third quarter 2023, lower by $16.8 million or 80% than the prior year period. It is comprised of a current income tax expense of $5.7 million offset by a deferred income tax recovery of $1.6 million, lower than the prior year period for current tax expense by $8.9 million or 61% and lower for deferred tax recovery by $7.9 million or 125%, respectively. The current income tax expense was lower primarily due to lower income in Essakane.

Operating Activities

Net cash flow from operating activities from continuing operations was $37.5 million for the third quarter 2023 and decreased by $57.0 million from the same prior year period, primarily due to: lower cash earnings of $12.9 million on lower sales volume partially offset by higher realized gold prices, an increase in income tax paid of $10.3 million, and net proceeds from the 2022 Prepay Arrangements of $59.0 million included in the third quarter 2022. These were offset by: a decrease in trade and other receivables of $16.1 million, and higher settlement of derivatives of $9.1 million.

Investing Activities

Net cash used in investing activities from continuing operations for the third quarter 2023 was $236.8 million, an increase of $39.1 million compared to the third quarter 2022, primarily due to an increase in capital expenditures for property, plant and equipment of $30.2 million mainly related to the Cóté Gold construction and an increase in borrowing costs paid of $11.5 million.

Financing Activities

Net cash from financing activities from continuing operations for the third quarter 2023 was $5.0 million. Compared to the third quarter 2022, net cash from financing activities for continuing operations decreased by $216.7 million, primarily due to a draw of $230.0 million Credit Facility in the third quarter 2022, offset by the proceeds received through the SMM funding arrangement of $24.1 million during the third quarter 2023.

CONFERENCE CALL

A conference call will be held on Friday, November 10, 2023 at 8:30 a.m. (Eastern Time) for a discussion with senior management regarding IAMGOLD's third quarter 2023 operating performance and financial results.

Listeners may access the conference call via webcast from the events section of the Company's website at www.iamgold.com (webcast link below), or through the following options:

Pre-register via: Chorus Call IAMGOLD Q3 Registration. Upon registering, you will receive a calendar booking by email with dial-in details and unique PIN. This process will bypass the operator and avoid the queue.

Toll free (North America): 1 (800) 319-4610

International: +1 (604) 638-5340

Webcast: www.iamgold.com

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An online archive of the webcast will be available by accessing the Company's website at www.iamgold.com. A telephone replay will be available for one month following the call by dialing toll free 1 (800) 319-6413 within North America or +1 (604) 638-9010 from international locations and entering the passcode: 0518.

For more information, refer to the Management Discussion and Analysis ("MD&A") and unaudited consolidated interim Financial Statements as at and for the nine months ended September 30, 2023, available on the Company's website at www.iamgold.com and on SEDAR at www.sedar.com. The Company uses certain non-GAAP financial performance measures throughout this news release. Please refer to the "Non-GAAP Financial Performance Measures" section of this news release and the MD&A for more information.

End Notes (excluding tables)

1  This is a non-GAAP financial measure. See "Non-GAAP Financial Measures" section below. Further information on these non-GAAP financial measures is included on pages 31 to 37 of the Company's Q3 2023 MD&A filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

ABOUT IAMGOLD

IAMGOLD is an intermediate gold producer and developer based in Canada with operating mines in North America and West Africa. The Company is building the large-scale, long life Côté Gold project in Canada in partnership with Sumitomo Metal Mining Co. Ltd., which is expected to commence production in the first quarter of 2024. In addition, the Company has an established portfolio of early stage and advanced exploration projects within high potential mining districts in the Americas. IAMGOLD employs approximately 3,600 people and is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance ("ESG") practices, including its commitment to Zero Harm®, in every aspect of its business. IAMGOLD is listed on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG) and is one of the companies on the Jantzi Social Index ("JSI"), a socially screened market capitalization-weighted consisting of companies which pass a set of broadly based environmental, social and governance rating criteria.

IAMGOLD Contact Information

Graeme Jennings, Vice President, Investor Relations

Tel: 416 360 4743 | Mobile: 416 388 6883

info@iamgold.com

Page | 21 of 33

NON-GAAP FINANCIAL MEASURES

The Company has included certain non-GAAP financial measures to supplement its consolidated interim financial statements, which are presented in accordance with IFRS, including the following:

• Average Realized Gold Price per ounce sold

• Cash costs, cash costs per ounce sold, all in sustaining cost and all in sustaining cost per ounce sold

• Net earnings (loss) attributable to shareholders and adjusted net earnings (loss) attributable to shareholders

• Net cash from operating activities, before movements in non-cash working capital and non-current ore stockpiles

• Earnings before interest, income taxes, depreciation and amortization ("EBITDA")

• Mine-site free cash flow

• Sustaining and expansion capital expenditures

• Project expenditures

The Company believes that, in addition to conventional financial measures prepared in accordance with IFRS, these non-GAAP financial measures will provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial measures do not have any standardized meaning prescribed by IFRS, may not be comparable to similar measures presented by other companies and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The definitions of these measures, the reconciliation to the amounts presented in the consolidated interim financial statements, and the reasons for the presentation of these measures are included below. Management's determination of the components of non-GAAP and additional measures are evaluated on a periodic basis influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes to the measures are duly noted and retrospectively applied as applicable.

Average Realized Gold Price per Ounce Sold

Average realized gold price per ounce sold is intended to enable management to understand the average realized price of gold sold in each reporting period after removing the impact of non-gold revenues and by-product credits, which, in the Company's case, are not significant and to enable investors to understand the Company's financial performance based on the average realized proceeds of selling gold production in the reporting period.

($ millions, continuing operations, except where noted)	Q3 2023	Q3 2022	YTD 2023	YTD 2022
Revenues	$224.5	$254.5	$689.5	$751.6
By-product credits and other revenues	(0.3)	(0.6)	(1.3)	(2.3)
Gold revenues	$224.2	$253.9	$688.2	$749.3
Sales (000s oz) - 100%	116	151	356	429
Average realized gold price per ounce[1,2,3] ($/oz)	$1,937	$1,677	$1,934	$1,745
  Average realized gold price per ounce sold may not be calculated based on amounts presented in this table due to rounding.
  Average realized gold price per ounce sold is calculated based on sales from the Company's Westwood and Essakane mines.
  Average realized gold price per ounce sold in the third quarter 2022 includes 37,500 ounces (112,500 ounces YTD 2022) at $1,500 per ounce as delivered in accordance with the 2019 Prepay Arrangement..

Cash Costs, Cash Costs per Ounce Sold, AISC and AISC per Ounce Sold

The Company reports cash costs, cash costs per ounce sold, AISC and AISC per ounce sold in order to provide investors with information about key measures used by management to monitor performance of mine sites in commercial production and its ability to generate positive cash flow.

Cash costs include mine site operating costs such as mining, processing, administration, royalties, production taxes and realized derivative gains or losses, exclusive of depreciation, reclamation, capital expenditures and exploration and evaluation costs. AISC include cost of sales exclusive of depreciation expense, sustaining capital expenditures, which are required to maintain existing operations, capitalized exploration, sustaining lease principal payments, environmental rehabilitation accretion and depreciation, by-product credits and corporate general and administrative costs. These costs are then divided by the Company's attributable gold ounces sold by mine sites in commercial production in the period to arrive at the cash costs per ounce sold and the AISC per ounce sold. The Company reports the AISC measure with and without a deduction for by-product credits and reports the measure for the Essakane, Rosebel and Westwood mines.

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The following table provides a reconciliation of cash costs and cash costs per ounce sold on an attributable basis to cost of sales as per the consolidated statements.

($ millions, continuing operations, except where noted)	Q3 2023	Q3 2022	YTD 2023	YTD 2022
Cost of sales	$219.9	$231.7	$615.2	$623.7
Depreciation expense[1]	(53.9)	(71.6)	(144.9)	(196.8)
Cost of sales[1], excluding depreciation expense	$166.0	$160.1	$470.3	$426.9
Adjust for:
Other mining costs	(0.2)	(0.5)	(1.1)	(2.3)
Abnormal portion of operating costs at Essakane	(4.0)	-	(13.5)	-
Cost attributed to non-controlling interests[2]	(12.8)	(12.7)	(35.4)	(32.7)
Cash costs - attributable	$149.0	$146.9	$420.3	$391.9
Total gold sales (000 oz) - attributable	106	138	326	391
Cash costs[3] ($/oz sold) - attributable	$1,400	$1,063	$1,288	$1,001
Cash costs Rosebel - attributable	$-	$63.7	$22.4	$193.4
Gold sales Rosebel (000 oz) - attributable	-	49	24	147
Total cash costs[3] all operations - attributable	$149.0	$210.6	$442.7	$585.3
Total gold sales[4] all operations (000 oz) - attributable	106	187	350	538
Cash costs[3] all operations ($/oz sold) - attributable	$1,400	$1,126	$1,265	$1,087
  As per note 29 of the consolidated interim financial statements for cost of sales and depreciation expense.
  Adjustments for the consolidation of Essakane (90%) to its attributable portion of cost of sales.
  Cash costs per ounce sold may not be calculated based on amounts presented in this table due to rounding.
  Consists of Essakane, Rosebel and Westwood on an attributable basis of 90%, 95% and 100%, respectively.

The following table provides a reconciliation of AISC and AISC per ounce sold on an attributable basis to cost of sales as per the consolidated interim financial statements.

($ millions, continuing operations, except where noted)	Q3 2023	Q3 2022	YTD 2023	YTD 2022
Cost of sales	$219.9	$231.7	$615.2	$623.7
Depreciation expense[1]	(53.9)	(71.6)	(144.9)	(196.8)
Cost of sales[1], excluding depreciation expense	$166.0	$160.1	$470.3	$426.9
Adjust for:
Sustaining capital expenditures[2]	50.9	44.3	132.1	139.8
Corporate general and administrative costs[3]	10.9	10.0	35.2	37.3
Other costs[4]	3.1	2.3	8.6	3.9
Abnormal portion of operating costs at Essakane	(4.0)	-	(13.5)	-
Cost attributable to non-controlling interests[5]	(16.7)	(16.7)	(44.5)	(44.6)
AISC - attributable	$210.2	$200.0	$588.2	$563.3
Total gold sales (000s oz) - attributable	106	138	326	391
AISC[6] ($/oz sold) - attributable	$1,975	$1,448	$1,803	$1,439
AISC excluding by-product credits[7] ($/oz sold) - attributable	$1,977	$1,452	$1,806	$1,445
AISC Rosebel - attributable	$-	$91.4	$32.0	$271.1
Gold sales Rosebel (000s oz) - attributable	-	49	24	147
AISC all operations - attributable	$210.2	$291.4	$620.3	$834.4
Total gold sales[5] all operations (000s oz) - attributable	106	187	350	538
AISC[6] all operations ($/oz sold) - attributable	$1,975	$1,559	$1,773	$1,550
AISC all operations excluding by-product credits[6] ($/oz sold) - attributable	$1,978	$1,562	$1,776	$1,554
  As per note 29 of the consolidated interim financial statements for cost of sales and depreciation expense.
  Sustaining capital expenditures are expenditures required to support current production levels at a mine site and excludes all expenditures at the Company's development projects as well as certain expenditures at the Company's operating sites that are deemed expansionary in nature which result in a material increase in annual or life of mine gold ounce production, net present value, or reserves. Sustaining capital expenditures are further described below.
  Corporate general and administrative costs exclude depreciation expense.
  Other costs include sustaining lease principal payments and environmental rehabilitation accretion and depletion, insurance proceeds, partially offset by by-product credits.
  Adjustments for the consolidation of Essakane (90%) to its attributable portion of cost of sales.
  AISC per ounce sold may not be calculated based on amounts presented in this table due to rounding.
  Consists of Essakane, Rosebel and Westwood on an attributable basis of 90%, 95% and 100%, respectively.

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Sustaining and Expansion Capital Expenditure

Sustaining capital expenditures are expenditures required to support current production levels at a mine site and excludes all expenditures at the Company's development projects as well as certain expenditures at the Company's operating sites that are deemed expansionary in nature which result in a material increase in annual or life of mine gold ounce production, net present value, or reserves. The distinctions between sustaining and expansion capital used by the Company align with the guidelines set out by the World Gold Council. Expansion capital is capital expenditures incurred at new projects and capital expenditures related to major projects or expansion at existing operations where these projects will materially benefit the operations. This non-GAAP financial measure provides investors with transparency regarding the capital expenditures required to support the ongoing operations at its mines, relative to its total capital expenditures.

($ millions, except where noted)	Q3 2023	Q3 2022	YTD 2023	YTD 2022
Capital expenditures for property, plant and equipment[1]	$257.7	$198.3	$671.6	$544.6
Less: Capital expenditures - expansion:	207.3	154.0	539.9	404.8
Côté Gold	206.9	151.5	538.3	399.6
Essakane	0.4	1.0	1.4	2.5
Westwood	-	1.5	0.2	2.7
Capital expenditures - sustaining	50.4	44.3	131.7	139.8
Capital expenditures for exploration and evaluation assets	-	0.4	-	1.2
Working capital adjustments	0.5	(0.4)	0.4	(1.2)
Capital expenditures - sustaining included in AISC	$50.9	$44.3	$132.1	$139.8
  Capital expenditures as per the segmented note on an incurred basis

Project Expenditure

Project expenditures at Côté represent all the project construction capital costs incurred during construction and commissioning phase of the Côté Gold Project in line with the Côté Gold NI 43-101 technical report and includes expansion capital expenditures, right-of-use assets acquired through leases, supplies inventory and the cost to build the ore stockpile, less certain cash and non-cash corporate level adjustments included in capital expenditures.

EBITDA and Adjusted EBITDA

EBITDA (earnings before income taxes, depreciation and amortization of finance costs) is an indicator of the Company's ability to produce operating cash flow to fund working capital needs, service debt obligations and fund capital expenditures.

Adjusted EBITDA represents EBITDA excluding certain impacts such as changes in estimates of asset retirement obligations at closed sites, unrealized (gain) loss on non-hedge derivatives, impairment charges and reversal of impairment charges, write-down of assets and foreign exchange (gain) loss which are non-cash items and certain cash items that are non-recurring or temporary in nature as such items are not indicative of recurring operating performance. Management believes this additional information is useful to investors in understanding the Company's ability to generate operating cash flow by excluding from the calculation these non-cash amounts and cash amounts that are not indicative of the recurring performance of the underlying operations for the periods presented.

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The following table provides a reconciliation of EBITDA and Adjusted EBITDA to the consolidated interim financial statements:

($ millions, except where noted)	Q3 2023	Q3 2022	YTD 2023	YTD 2022
Earnings (loss) before income taxes - continuing operations	$3.3	$(22.6)	$134.7	$30.9
Add:
Depreciation	54.3	72.0	146.0	197.9
Finance costs	4.2	3.1	15.7	5.6
EBITDA - continuing operations	$61.8	$52.5	$296.4	$234.4
Adjusting items:
Unrealized (gain)/loss on non-hedge derivatives	2.1	20.3	(0.3)	23.9
NRV write-down of stockpiles/finished goods	-	1.1	3.2	6.2
Abnormal portion of operating costs at Essakane	4.0	-	13.5	-
Write-down of Jubilee property	-	-	1.3	-
Foreign exchange (gain)/loss	3.9	11.1	8.5	15.9
Gain on sale of Bambouk assets	-	-	(109.1)	-
Insurance recoveries	-	-	(0.6)	(1.2)
Write-down of assets	0.1	-	1.2	0.1
Changes in estimates of asset retirement obligations at closed sites	(1.4)	(3.5)	1.7	(3.5)
Fair value of deferred consideration from sale of Sadiola	(0.6)	0.6	(1.7)	(0.2)
Gain on sale of Pitangui and Acurui Projects	(15.5)	-	(15.5)	-
Other	3.4	-	5.9	(1.0)
Adjusted EBITDA - continuing operations	$57.8	$82.1	$204.5	$274.6
Including discontinued operations:
EBITDA - discontinued operations	$-	$(93.8)	$14.4	$(39.4)
Adjusted items:
Unrealized (gain) on non-hedge derivatives	-	(3.1)	-	(8.2)
Write-down of stockpile/finished goods	-	2.1	-	5.8
Loss on sale of Rosebel	-	-	7.4	-
Severance costs	-	-	1.5	-
Foreign exchange (gain)/loss	-	(0.3)	-	(0.3)
Write-down of assets	-	0.3	0.1	2.3
Impairment charge (reversal)	-	115.8	-	115.8
EBITDA - all operations	$61.8	$(41.3)	$310.8	$195.0
Adjusted EBITDA - all operations	$57.8	$103.1	$227.9	$350.6

Adjusted Net Earnings (Loss) Attributable to Equity Holders

Adjusted net earnings (loss) attributable to equity holders represents net earnings (loss) attributable to equity holders excluding certain impacts, net of taxes, such as changes in estimates of asset retirement obligations at closed sites, unrealized (gain) loss on non-hedge derivatives and warrants, impairment charges and reversal of impairment charges, write-down of assets and foreign exchange (gain) loss which are non-cash items and certain cash items that are non-recurring or temporary in nature as such items are not indicative of recurring operating performance. This measure is not necessarily indicative of net earnings (loss) or cash flows as determined under IFRS. Management believes this measure better reflects the Company's performance for the current period and is a better indication of its expected performance in future periods. As such, the Company believes that this measure is useful to investors in assessing the Company's underlying performance. The following table provides a reconciliation of earnings (loss) before income taxes and non-controlling interests as per the consolidated statements of earnings (loss) to adjusted net earnings (loss) attributable to equity holders of the Company.

Page | 25 of 33

($ millions, except where noted)	Q3 2023	Q3 2022	YTD 2023	YTD 2022
Earnings (loss) before income taxes and non-controlling interests - continuing operations	$3.3	$(22.6)	$134.7	$30.9
Adjusting items:
Unrealized gain/(loss) on non-hedge derivatives	2.1	20.3	(0.3)	23.9
NRV write-down of stockpiles/finished goods	-	3.2	3.4	12.3
Abnormal portion of operating costs at Essakane	4.4	-	14.5	-
Write-down of Jubilee property	-	-	1.3	-
Gain on sale of Pitangui and Acurui Projects	(15.5)	-	(15.5)	-
Other finance costs	0.9	-	6.9	-
Foreign exchange (gain)/loss	3.9	11.1	8.5	15.9
Gain on sale of Bambouk assets	-	-	(109.1)	-
Insurance recoveries	-	-	(0.6)	(1.2)
Write-down of assets	0.1	-	1.2	0.1
Changes in estimates of asset retirement obligations at closed sites	(1.4)	(3.5)	1.7	(3.5)
Fair value of deferred consideration from sale of Sadiola	(0.6)	0.6	(1.7)	(0.2)
Other	3.4	-	5.9	(1.0)
Adjusted earnings before income taxes and non-controlling interests - continuing operations	$0.6	$9.1	$50.9	$77.2
Income taxes	(4.1)	(20.9)	(29.6)	(67.1)
Tax on foreign exchange translation of deferred income tax balances	0.5	(8.9)	3.1	(15.7)
Tax impact of adjusting items	(1.0)	-	0.6	0.2
Non-controlling interests	-	(2.0)	(7.0)	(15.5)
Adjusted net earnings (loss) attributable to equity holders - continuing operations	$(4.0)	$(22.7)	$18.0	$(20.9)
Adjusted net earnings (loss) per share attributable to equity holders - continuing operations	$(0.01)	$(0.05)	$0.04	$(0.04)
Including discontinued operations:
Net earnings (loss) before income tax and non-controlling interest - discontinued operations	$-	$(106.5)	$14.3	$(80.0)
Adjusted items:
Unrealized (gain) on non-hedge derivatives	-	(3.1)	-	(8.2)
NRV write-down of stockpiles/finished goods	-	0.8	-	2.2
Loss on sale of Rosebel	-	-	7.4	-
Impairment charge (reversal)	-	115.8	-	115.8
Severance costs	-	-	1.5	-
Foreign exchange (gain) loss	-	(0.3)	-	(0.3)
Write-down of assets	-	0.3	0.1	2.3
Adjusted earnings before income taxes and non-controlling interests - discontinued operations	$-	$7.0	$23.3	$31.8
Income taxes	-	40.1	(8.0)	34.6
Tax impact of adjusting items	-	(41.7)	-	(42.4)
Non-controlling interests	-	3.6	(0.7)	3.0
Adjusted net earnings attributable to equity holders - discontinued operations	$-	$9.0	$14.6	$27.0
Adjusted net earnings per share attributable to equity holders - discontinued operations	$-	$0.02	$0.03	$0.06
Adjusted net earnings (loss) attributable to equity holders - all operations	$(4.0)	$(13.7)	$32.6	$6.1
Adjusted net earnings (loss) per share attributable to equity holders - all operations	$(0.01)	$(0.03)	$0.07	$0.01
Basic weighted average number of common shares outstanding (millions)	481.1	479.0	480.4	478.5

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Net Cash from Operating Activities before Changes in Working Capital

The Company makes reference to net cash from operating activities before changes in working capital which is calculated as net cash from operating activities less non-cash working capital items and non-current ore stockpiles. Working capital can be volatile due to numerous factors, including a build-up or reduction of inventories. Management believes that this non-GAAP measure, which excludes these non-cash items, provides investors with the ability to better evaluate the operating cash flow performance of the Company.

The following table provides a reconciliation of net cash from operating activities before changes in working capital to net cash from operating activities:

($ millions, except where noted)	Q3 2023	Q3 2022	YTD 2023	YTD 2022
Net cash from operating activities - continuing operations	$37.5	$94.5	$74.1	$244.4
Adjusting items from non-cash working capital items and non-current ore stockpiles
Receivables and other current assets	(20.0)	(3.9)	(37.8)	5.6
Inventories and non-current ore stockpiles	27.9	11.8	65.7	24.8
Accounts payable and accrued liabilities	(16.1)	(17.0)	4.8	(13.7)
Net cash from operating activities before changes in working capital - continuing operations	29.3	85.4	106.8	261.1
Net cash from operating activities before changes in working capital - discontinued operations	-	23.4	21.9	75.5
Net cash from operating activities before changes in working capital	$29.3	$108.8	$128.7	$336.6

Mine-Site Free Cash Flow

Mine-site free cash flow is calculated as cash flow from mine-site operating activities less capital expenditures from operating mine sites. The Company believes this measure is useful to investors in assessing the Company's ability to operate its mine sites without reliance on additional borrowing or usage of existing cash.

($ millions, except where noted)	Q3 2023	Q3 2022	YTD 2023	YTD 2022
Net cash from operating activities - continuing operations	$37.5	$94.5	$74.1	$244.4
Add:
Operating cash flow used by non-mine site activities	15.8	16.9	79.0	87.9
Cash flow from operating mine-sites - continuing operations	53.3	111.4	153.1	332.3
Capital expenditures - continuing operations	230.3	200.5	656.0	556.4
Less:
Capital expenditures from construction and development projects and corporate	(179.1)	(154.0)	(522.3)	(412.3)
Capital expenditures from operating mine-sites - continuing operations	51.2	46.5	133.7	144.1
Mine-site cash flow - continuing operations	2.1	64.9	19.4	188.2
Cash flow from discontinued mine-sites	-	23.2	15.4	97.5
Capital expenditures from discontinued operations	-	(29.5)	(9.5)	(98.4)
Mine-site cash flow - discontinued operations	-	(6.3)	5.9	(0.9)
Total mine-site free cash flow	$2.1	$58.6	$25.3	$187.3

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Liquidity and Net Cash (Debt)

Liquidity is defined as cash and cash equivalents, short-term investments and the credit available under the Credit Facility. Net cash (debt) is calculated as cash, cash equivalents and short-term investments less long-term debt, lease liabilities and the drawn portion of the Credit Facility. The Company believes this measure provides investors with additional information regarding the liquidity position of the Company.

	September 30	December 31
($ millions, continuing operations, except where noted)	2023	2022
Cash and cash equivalents	$548.9	$407.8
Available Credit Facility	452.9	26.6
Available Liquidity	$1,001.8	$434.4

	September 30	December 31
($ millions, continuing operations, except where noted)	2023	2022
Cash and cash equivalents	$548.9	$407.8
Lease liabilities	(129.4)	(73.8)
Long-term debt[1]	(860.5)	(921.2)
Drawn letters of credit issued under Credit Facility	(37.1)	(18.4)
Net cash (debt)	$(478.1)	$(605.6)
  Includes principal amount of the Notes of $450.0 million, Term Loan of $400.0 million, Credit Facility of $nil and equipment loans of $10.5 million (December 31, 2022 - $450.0 million, $nil, $455.0 million and $16.2 million, respectively). Excludes deferred transaction costs and embedded derivative on the Notes.

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CONSOLIDATED BALANCE SHEETS

(Unaudited) (In millions of U.S. dollars)	September 30, 2023	December 31, 2022
Assets
Current assets
Cash and cash equivalents	$548.9	$407.8
Receivables and other current assets	103.5	128.0
Inventories	252.5	199.9
Assets held for sale	34.5	785.6
	939.4	1,521.3
Non-current assets
Property, plant and equipment	3,266.8	2,598.0
Exploration and evaluation assets	15.9	28.3
Restricted cash	57.6	56.3
Inventories	98.2	92.4
Other assets	119.3	128.8
	3,557.8	2,903.8
	$4,497.2	$4,425.1
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$311.2	$294.1
Income taxes payable	8.7	37.8
Other current liabilities	39.5	24.2
Current portion of lease liabilities	19.7	5.1
Current portion of long-term debt	7.7	8.7
Current portion of deferred revenue	193.2	-
Liabilities held for sale	6.0	276.3
	586.0	646.2
Non-current liabilities
Deferred income tax liabilities	14.3	22.6
Provisions	313.4	310.4
Lease liabilities	109.7	68.7
Long-term debt	828.3	910.0
Côté Gold repurchase option	310.4	-
Deferred revenue	55.7	240.8
Other liabilities	1.0	19.6
	1,632.8	1,572.1
	2,218.8	2,218.3
Equity
Attributable to equity holders
Common shares	2,731.7	2,726.3
Contributed surplus	58.4	58.2
Accumulated deficit	(528.7)	(632.4)
Accumulated other comprehensive income (loss)	(39.3)	(21.3)
	2,222.1	2,130.8
Non-controlling interests	56.3	76.0
	2,278.4	2,206.8
Contingencies and commitments
Subsequent event
	$4,497.2	$4,425.1

Refer to Q3 2023 Financial Statements for accompanying notes

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CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

(Unaudited)	Three months ended September 30,		Nine months ended September 30,
(In millions of U.S. dollars, except per share amounts)	2023	2022	2023	2022
Continuing Operations:
Revenues	$224.5	$254.5	$689.5	$751.6
Cost of sales	(219.9)	(231.7)	(615.2)	(623.7)
Gross profit	4.6	22.8	74.3	127.9
General and administrative expenses	(12.4)	(10.9)	(37.9)	(41.4)
Exploration expenses	(6.2)	(5.4)	(22.7)	(22.4)
Other expenses	(1.3)	2.6	(10.2)	1.9
Earnings from operations	(15.3)	9.1	3.5	66.0
Finance costs	(4.2)	(3.1)	(15.7)	(5.6)
Foreign exchange loss	(3.9)	(11.1)	(8.5)	(15.9)
Gain on sale of Bambouk assets	-	-	109.1	-
Interest income, derivatives and other investment gains (losses)	26.7	(17.5)	46.3	(13.6)
Earnings before income taxes	3.3	(22.6)	134.7	30.9
Income tax expense	(4.1)	(20.9)	(29.6)	(67.1)
Net earnings (loss) from continuing operations	(0.8)	(43.5)	105.1	(36.2)
Net earnings from discontinued operations, net of income tax	-	(66.4)	6.3	(45.4)
Net earnings (loss)	$(0.8)	$(109.9)	$111.4	$(81.6)
Net earnings (loss) from continuing operations attributable to:
Equity holders	$(0.8)	$(45.5)	$98.1	$(51.7)
Non-controlling interests	-	2.0	7.0	15.5
Net earnings (loss) from continuing operations	$(0.8)	$(43.5)	$105.1	$(36.2)
Net earnings (loss) attributable to:
Equity holders	$(0.8)	$(108.3)	$103.7	$(94.1)
Non-controlling interests	-	(1.6)	7.7	12.5
Net earnings (loss)	$(0.8)	$(109.9)	$111.4	$(81.6)

Attributable to equity holders
Weighted average number of common shares outstanding (in millions)

Basic	481.1	479.0	480.4	478.5
Diluted	481.1	479.0	484.3	478.5

Earnings (loss) per share from continuing operations
Basic	$(0.00)	$(0.10)	$0.21	$(0.11)
Diluted	$(0.00)	$(0.10)	$0.20	$(0.11)

Earnings (loss) per share from discontinued operations
Basic	$-	$(0.13)	$0.01	$(0.09)
Diluted	$-	$(0.13)	$0.01	$(0.09)

Basic earnings (loss) per share	$(0.00)	$(0.23)	$0.22	$(0.20)
Diluted earnings (loss) per share	$(0.00)	$(0.23)	$0.21	$(0.20)

Refer to Q3 2023 Financial Statements for accompanying notes

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CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)	Three months ended September 30,		Nine months ended September 30,
(In millions of U.S. dollars)	2023	2022	2023	2022
Operating activities
Net earnings (loss) from continuing operations	$(0.8)	$(43.5)	$105.1	$(36.2)
Adjustments for:
Depreciation expense	54.3	72.1	146.0	198.0
Gain on sale of Bambouk assets	-	-	(109.1)	-
Gain on sale of Pitangui and Acurui Projects	(15.5)	-	(15.5)	-
Deferred revenue recognized	-	(48.8)	-	(146.3)
Income tax expense	4.1	20.9	29.6	67.1
Derivative gain	(5.2)	15.4	(12.8)	3.8
Finance costs	4.2	3.1	15.7	5.6
Write-down of inventories	1.5	0.7	5.9	7.0
Other non-cash items	(4.8)	14.5	(12.0)	25.1
Adjustments for cash items:
Proceeds from gold prepayment	-	59.0	-	177.0
Proceeds from insurance claim	0.6	-	0.6	0.7
Settlement of derivatives	15.3	6.2	21.5	19.6
Disbursements related to asset retirement obligations	(0.4)	(0.5)	(1.2)	(1.5)
Movements in non-cash working capital items and non-current ore stockpiles	8.2	9.1	(32.7)	(16.7)
Cash from operating activities, before income taxes paid	61.5	108.2	141.1	303.2
Income taxes paid	(24.0)	(13.7)	(67.0)	(58.8)
Net cash from operating activities related to continuing operations	37.5	94.5	74.1	244.4
Net cash from operating activities related to discontinued operations	-	23.2	15.4	97.5
Net cash from operating activities	37.5	117.7	89.5	341.9
Investing activities
Capital expenditures for property, plant and equipment	(230.3)	(200.1)	(656.0)	(555.2)
Capitalized borrowing costs	(15.1)	(3.6)	(39.6)	(17.3)
Disposal of marketable securities (net)	-	15.2	-	25.1
Proceeds from sale of Rosebel	-	-	389.2	-
Proceeds from sale of Bambouk assets	-	-	165.6	-
Other investing activities	8.6	(9.2)	18.9	(9.2)
Net cash used in investing activities related to continuing operations	(236.8)	(197.7)	(121.9)	(556.6)
Net cash used in investing activities related to discontinued operations	-	(31.2)	(8.2)	(102.0)
Net cash used in investing activities	(236.8)	(228.9)	(130.1)	(658.6)
Financing activities
Proceeds from (repayment of) credit facility	-	230.0	(455.0)	380.0
Proceeds from second lien term loan	-	-	379.0	-
Funding from Sumitomo Metal Mining Co. Ltd.	24.1	-	299.2	-
Dividends paid to non-controlling interests	(12.0)	(6.8)	(13.7)	(18.4)
Other financing activities	(7.1)	(1.5)	(22.7)	(9.2)
Net cash from financing activities related to continuing operations	5.0	221.7	186.8	352.4
Net cash used in financing activities related to discontinued operations	-	(4.3)	(2.0)	(12.6)
Net cash from financing activities	5.0	217.4	184.8	339.8
Effects of exchange rate fluctuation on cash and cash equivalents	(4.5)	(21.7)	(2.3)	(32.4)
Increase (decrease) in cash and cash equivalents - all operations	(198.8)	84.5	141.9	(9.3)
Increase (decrease) in cash and cash equivalents - held for sale	-	2.3	(0.8)	(13.7)
Increase (decrease) in cash and cash equivalents - continuing operations	(198.8)	86.8	141.1	(23.0)
Cash and cash equivalents, beginning of the period	747.7	435.1	407.8	544.9
Cash and cash equivalents, end of the period	$548.9	$521.9	$548.9	$521.9

Refer to Q3 2023 Financial Statements for accompanying notes

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QUALIFIED PERSON AND TECHNICAL INFORMATION

The technical and scientific information relating to exploration activities disclosed in this document was prepared under the supervision of and verified and reviewed by Craig MacDougall, P.Geo., Executive Vice President, Growth, IAMGOLD. Mr. MacDougall is a "qualified person" (a "QP") as defined in NI 43-101.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

All information included in this news release, including any information as to the Company's future financial or operating performance and other statements that express management's expectations or estimates of future performance, including statements in respect of the prospects and/or development of the Company's projects, other than statements of historical fact, constitutes forward-looking information or forward-looking statements within the meaning of applicable securities laws (collectively referred to herein as "forward-looking statements") and such forward-looking statements are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements are generally identifiable by the use of words such as "may", "will", "should", "would", "could", "continue", "expect", "budget", "aim", "can", "focus", "forecast", "anticipate", "estimate", "believe", "intend", "plan", "schedule", "guidance", "outlook", "potential", "seek", "targets", "cover", "strategy", "during", "ongoing", "subject to", "future", "objectives", "opportunities", "committed", "prospective", or "project" or the negative of these words or other variations on these words or comparable terminology. For example, forward-looking statements in this news release include, without limitation, those under the headings "Outlook", "Quarterly Updates", "Exploration", "Liquidity and Capital Resources" and "Security Risk" and include, but are not limited to, statements with respect to: the estimation of mineral reserves and mineral resources and the realization of such estimates; operational and financial performance including the Company's guidance for and actual results of production, costs and capital and other expenditures such as exploration and including depreciation expense and effective tax rate; the expected costs and schedule to complete construction of the Côté Gold Project; the updated life-of-mine plan, ramp up assumptions and other project metrics including operating costs in respect to the Côté Gold Project; expected benefits from the operational improvements and de-risking strategies implemented or to be implemented by the Company; mine development activities; the Company's capital allocation; the composition of the Company's portfolio of assets including its operating mines, development and exploration projects; the completion of the sale of the Bambouk Assets; permitting timelines and the expected receipt of permits; inflation and inflationary pressures; global supply chain constraints; the ability to secure alternative sources of consumables of comparable quality and on reasonable terms; workforce and contractor availability, labour costs and other labour impacts; the impacts of weather; the future price of gold and other commodities; foreign exchange rates and currency fluctuations; impairment assessments and assets carrying values estimates; safety and security concerns in the jurisdictions in which the Company operates and the impact thereof on the Company's operational and financial performance and financial condition; and government regulation of mining operations.

The Company cautions the reader that forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, financial, operational and other risks, uncertainties, contingencies and other factors, including those described below, which could cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements and, as such, undue reliance must not be placed on them. Forward-looking statements are also based on numerous material factors and assumptions, including as described in this news release, including with respect to: the Company's present and future business strategies; operations performance within expected ranges; anticipated future production and cash flows; local and global economic conditions and the environment in which the Company will operate in the future; the price of precious metals, other minerals and key commodities; projected mineral grades; international exchanges rates; anticipated capital and operating costs; the availability and timing of required governmental and other approvals for the construction of the Company's projects.

Risks, uncertainties, contingencies and other factors that could cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements include, without limitation: the ability of the Company to successfully complete the construction of Côté Gold and commence commercial production from the mine; the ability of the Company to complete the sales of the remaining Bambouk Assets; the Company's business strategies and its ability to execute thereon; security risks, including civil unrest, war or terrorism and disruptions to the Company's supply chain as a result of such security risks, particularly in Burkina Faso and the Sahel region surrounding the Company's Essakane mine; the ongoing impacts of COVID-19 (and its variants) on the Company and its workforce; the availability of labour and qualified contractors; the availability of key inputs for the Company's operations and disruptions in global supply chains; the volatility of the Company's securities; litigation; contests over title to properties, particularly title to undeveloped properties; mine closure and rehabilitation risks; management of certain of the Company's assets by other companies or joint venture partners; the lack of availability of insurance covering all of the risks associated with a mining company's operations; unexpected geological conditions; competition and consolidation in the mining sector; the profitability of the Company being highly dependent on the condition and results of the mining industry as a whole, and the gold mining industry in particular; changes in the global prices for gold, and commodities used in the operation of the Company's business (such as diesel, fuel oil and electricity); legal, litigation, legislative, political or economic risks and new developments in the jurisdictions in which the Company carries on business; changes in taxes, including mining tax regimes; the failure to obtain in a timely manner from authorities key permits, authorizations or approvals necessary for transactions, exploration, development or operation, operating or technical difficulties in connection with mining or development activities, including geotechnical difficulties and major equipment failure; the inability of the Company to participate in any gold price increase above the cap in any collar transaction entered into in conjunction with certain gold sale prepayment arrangements; the availability of capital; the level of liquidity and capital resources; access to capital markets and financing; the Company's level of indebtedness; the Company's ability to satisfy covenants under its credit facilities; changes in interest rates; adverse changes in the Company's credit rating; the Company's choices in capital allocation; effectiveness of the Company's ongoing cost containment efforts; the Company's ability to execute on de-risking activities and measures to improve operations; availability of specific assets to meet contractual obligations; risks related to third-party contractors, including reduced control over aspects of the Company's operations and/or the failure and/or the effectiveness of contractors to perform; risks arising from holding derivative instruments; changes in U.S. dollar and other currency exchange rates or gold lease rates; capital and currency controls in foreign jurisdictions; assessment of carrying values for the Company's assets, including the ongoing potential for material impairment and/or write-downs of such assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; the fact that reserves and resources, expected metallurgical recoveries, capital and operating costs are estimates which may require revision; the presence of unfavourable content in ore deposits, including clay and coarse gold; inaccuracies in life of mine plans; failure to meet operational targets; equipment malfunctions; information systems security threats and cybersecurity; laws and regulations governing the protection of the environment; employee relations and labour disputes; the maintenance of tailings storage facilities and the potential for a major spill or failure of the tailings facilities due to uncontrollable events, lack of reliable infrastructure, including access to roads, bridges, power sources and water supplies; physical and regulatory risks related to climate change; unpredictable weather patterns and challenging weather conditions at mine sites; disruptions from weather related events resulting in limited or no productivity such as forest fires, flooding, heavy snowfall, poor air quality, and extreme heat or cold; attraction and retention of key employees and other qualified personnel; availability and increasing costs associated with mining inputs and labour, negotiations with respect to new, reasonable collective labour agreements may not be agreed to; the ability of contractors to timely complete projects on acceptable terms; the relationship with the communities surrounding the Company's operations and projects; indigenous rights or claims; illegal mining; the potential direct or indirect operational impacts resulting from external factors, including infectious diseases, pandemics, or other public health emergencies; and the inherent risks involved in the exploration, development and mining business generally. Please see the Company's AIF or Form 40-F available on www.sedar.com or www.sec.gov/edgar.shtml for a comprehensive discussion of the risks faced by the Company and which may cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by forward-looking statements.

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Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le www.iamgold.com/French/accueil/default.aspx.

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